

OFFERING MEMORANDUM

facilitated by



Roast Umber, LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

EXPEDITED OFFERING

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	Roast Umber, LLC
State of Organization	MI
Date of Formation	11/26/2018
Entity Type	Limited Liability Company
Street Address	4595 Broadmoor Ave SE Ste 226, Grand Rapids MI, 49512
Website Address	https://roastumber.com/

(B) Directors and Officers of the Company

Key Person	Marc Colcer
Position with the Company Title First Year	Co-founder/Head of Customer Experience 2018
Other business experience (last three years)	• **Owner** (*Veer Creative, June 2015 - present*) — Marc has years of experience stemming from the food, beverage and apparel sectors. He founded Veer Creative to leverage his network, knowledge and expertise to help companies with their content and advertising strategies utilizing his relationships in mass market sectors.

Key Person	Brent Hawkins
Position with the Company Title First Year	Co-founder/CMO 2018
Other business experience (last three years)	• **Owner** (*TR Data Strategy, 2001-present*) — Brent founded and began operations of TR Data Strategy, a Grand Rapids based data analytics firm, in 2001. Leveraging Brent's years of experience in the retail, food and beverage sectors, he founded TR Data with the mission to help companies grow their marketing, distribution and product segments.

Key Person	Bradley Gakenheimer
Position with the Company Title First Year	 Co-founder/CEO 2018
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* - **Member Relations Manager** (*MSU Federal Credit Union, March 2011 - June 2015*) — MSU Federal Credit Union is the largest university based credit union in the nation. Brad's developed and grew a sales arm for the credit union, beginning with a team of 4 now with a team of over 35 individuals generating double digit revenues and loan growth year over year. - **President/Head of Sales** (SU2 Systems, Inc, June 2015 - December 2018)- SU2 Systems develops financial technology software. Brad head up the sales division working with brokers through the country as well as globally to implement systems and technology for industry and retail investors and traders. Brad also head up the company's fundraising efforts through its initial capital raise.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Marc Colcer	33%
Brent Hawkins	33%
Bradley Gakenheimer	34%

(D) The Company's Business and Business Plan

Our Story

Roast Umber is a specialty (or craft) coffee and cacao roasting company specializing in coffee, chocolate, and related products.

- Our team collectively has over 30 years of experience in craft coffee and cacao sourcing, roasting and production.
- We founded Roast Umber with the mission to break down barriers to make craft coffee, cacao and chocolate a more approachable experience.
- We are focused on sustainability, working directly with the farmers, and giving back to the communities we serve and to our planet through our collaborative and philanthropic efforts.
- 10% of each purchase goes toward our charity efforts.
- We have bootstrapped our company to this point and are now at an inflection point for growth!

Our Offerings

We source and produce a variety of coffee, cacao and related products. We are focused on farm-direct; seed-to-cup, and tree-to-bar.

- We are one of a few true "tree to bar" cacao and chocolate companies
- The West Michigan community that we are in being Beer City, USA has an audience of excited food and beverage connoisseurs always on the lookout for the newest thing
- Our relationships with the farmers and producers provide us the resources and knowledge to make outstanding products for our customers to enjoy
- Being in the industry for many years prior to launching this brand allows us to leverage a plethora of relationships globally to accelerate our business growth
- In addition to our facility in Kalamazoo, we currently sell through our website, Amazon.com and a variety of wholesale partners across the US
- We partner with a variety of community organizations such as non-profits to provide private-label products for fundraising opportunities, etc.
- We have a fixed amount allocated each month in our budget to our farm partners in Central America to support their operations

Our Offerings

We focus on sustainability and sourcing our products direct from the farms in which we work with, roasting and producing in a way to bring out the subtleties of each product while also giving back to our communities.

- We chose Central America as our first coffee origin because we feel this coffee is a smooth balanced coffee that most will enjoy.
- We produce products that people enjoy but also have a health aspect to them, like our unsweetened nitro cold brew.
- Our focus is around craft to bring out the natural subtleties of each product.
- From a business standpoint, we focus on products that have the same customer base and are sourced from the same regions (i.e. coffee and cacao)
- We work to stay ahead of the industry trends and what our customer base wants and where the industry is going
- 10% from each product we sell goes back to our partner charities.
-

The Team

Brad Gakenheimer, Co-founder/CEO

Brad fell into coffee when a local coffee roaster approached him to participate in his roasting company and coffee bar. From there, Brad became even more passionate about the industry as a whole and the farm to cup process. Brad's experience has helped him to understand many aspects of the industry from running and managing a cafe to the sales and operations of a coffee roasting business. He has worked and trained with many people across the industry and is a strong advocate for sustainability within the coffee supply chain. He believes the future of coffee can be supported by all of us from the growers, farmers and roasters, all the way to the end customer.

Chad Morton, Co-founder/Head of Product

Chad's journey into coffee began when he traveled to Guatemala on a mission trip building homes for widows. On this trip, he met with a coffee farmer named Andres and started bringing coffee back to the US in backpacks. On several return trips, he met with the founders of various coffee companies and roasters to establish their direct-trade buying programs. He then went on to co-found the Direct Trade Coffee Club. Chad has been a strong advocate for sustainability across the coffee supply chain, beginning with the farms. He has been quoted in various publications including international business white papers, books, and magazines. Chad has collaborated with coffee pioneers across the industry pushing for more awareness around sustainability in specialty coffee. Chad is passionate about your experiences with coffee at all levels.

Brent Hawkins, Co-founder/Chief Marketing Officer

Brent has more than 30 years of experience in the retail and food and beverage industries. He has worked closely with national retailers, generating and managing sales, devising category-management standards, and developing products for national launch. In his experience, he has worked for or with brands such as Clairol, Eveready, Healthy Choice, SC Johnson, and Crayola. Focused around marketing, distribution, and data analytics, Brent's experience, expertise and relationships has helped Roast Umber accelerate its growth through strategic initiatives and low overhead resources.

Marc Colcer, Co-founder/Head of Customer Experience

Marc has more than a decade of experience in the marketing and advertising space, specifically in content, branding and digital strategy. A Michigan native, now residing in Los Angeles, Marc's primary focus is on product and brand engagement around communities with larger audiences sourcing talent and influence to represent the brand, and overall eCommerce growth. In previous roles, Marc has worked in collaboration with teams to create content and traction for higher profile brands specifically in music, apparel, and food and beverage.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$50,000
Offering Deadline	May 12, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$250,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Equipment and Facilities	$15,000	$100,000
Inventory and Distribution	$15,000	$90,000
Product Development	$7,000	$15,000
Marketing and Advertising	$10,000	$30,000
Mainvest Compensation	$3,000	$15,000
TOTAL	$50,000	$250,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five

business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.

- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	3.0 - 15.0%[2]
Payment Deadline	2024-01-01
Maximum Payment Multiple	1.25 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.11%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 3.0% and a maximum rate of 15.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$50,000	3.0%
$100,000	6.0%
$150,000	9.0%
$200,000	12.0%
$250,000	15.0%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Marc Colcer	33%
Brent Hawkins	33%
Bradley Gakenheimer	34%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Loan from Founders	$148,600	%		N/A

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Roast Umber's fundraising. However, Roast Umber may require additional funds from alternate sources at a later date. Roast Umber and its founders have bootstrapped the company to this point also leveraging the resources from partnerships in the industry.

Forecasted milestones

Roast Umber forecasts the following milestones:

- Secure distribution in major retail chain by April, 2021.

- Finish expansion of new facility by May 2021.

- Launch a private-label coffee product for major magazine brand by June 2021.

- Achieve $1 million revenue per year by 2022.

Financial liquidity

Roast Umber and its team has a strong liquidity position as compared to debt and other liabilities. Roast Umber expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business however will maintain a healthy cash balance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

FINANCIAL INFORMATION NOT INDEPENDENTLY REVIEWED

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BE REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,095,000	$1,204,500	$1,288,815	$1,353,255	$1,393,852
Cost of Goods Sold	$744,898	$819,387	$876,744	$920,580	$948,196
Gross Profit	$350,102	$385,113	$412,071	$432,675	$445,656
EXPENSES					
Utilities	$1,200	$1,230	$1,260	$1,291	$1,323
Salaries	$90,000	$99,000	$105,930	$111,226	$114,562
Insurance	$1,800	$1,845	$1,891	$1,938	$1,986
Equipment Lease	$18,000	$18,450	$18,911	$19,383	$19,867
Repairs & Maintenance	$12,000	$12,300	$12,607	$12,922	$13,245
Legal & Professional Fees	$1,200	$1,230	$1,260	$1,291	$1,323
Rent	$16,200	$16,605	$17,020	$17,445	$17,881
Operating Profit	$209,702	$234,453	$253,192	$267,179	$275,469

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the [Progress Bar](#).

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. THE ISSUER HAS ELECTED TO UTILIZE THE SAME CANCELLATION RIGHTS AS A NON-EXPEDITED OFFERING UNDER REGULATION CROWDFUNDING. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON UNTIL FORTY EIGHT (48) HOURS PRIOR TO THE OFFERING CLOSE DATE. IF AN INVESTOR DOES NOT CANCEL THEIR INVESTMENT PRIOR TO 48) HOURS TO THE OFFERING CLOSE DATE THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT PRIOR TO 48 HOURS PRIOR TO THE OFFERING CLOSE DATE AND NO MATERIAL CHANGES OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$28,010.35	$1,576.00
Cash & Cash Equivalents	$28,238.35	$1,576.00
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$31,304.04	$6,636.69
Cost of Goods Sold	$48,718.00	$26,314.61
Taxes Paid	$0	$0
Net Income	$-263,696.00	$-152,162.36

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V